mR

10026834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 65466

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deson & Co.

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Sean Deson 945 Encorvado Street
(No. and Street)

Las Vegas (City) NV (State) 89138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner 303-795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sean Deson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deson & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada
County of Clark
Acknowledged before me on
Feb. 10, 2010

K Pressler
Notary Public

Signature

President
Title

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
K. PRESSLER
No: 04-87155-1
My Appointment Expires Feb. 1, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deson & Co.

Financial Statements

and Supplemental Information

Years ended December 31, 2009 and 2008

with

Report of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Board of Directors
Deson & Co.

We have audited the accompanying statements of financial condition of Deson & Co. (a New York corporation), as of December 31, 2009 and 2008, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Deson & Co. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deson & Co. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 11, 2010

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Deson & Co.
Statement of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current assets		
Cash and cash equivalents	$ 60,832	$ 86,357
Accounts receivable	-	2,390
Prepaid expenses	75	75
Total current assets	60,907	88,822
Furniture and equipment, at cost	20,522	20,522
Less accumulated depreciation	(20,522)	(20,522)
Net furniture and equipment	-	-
Total assets	$ 60,907	$ 88,822

Liabilities and Stockholder's Equity

	2009	2008
Current liabilities		
Accounts payable and accrued liabilities	$ 9,102	$ 10,124
Total current liabilities	9,102	10,124
Stockholder's equity		
Common stock	2,500	2,500
Retained earnings	49,305	76,198
Total stockholder's equity	51,805	78,698
Total liabilities and stockholder's equity	$ 60,907	$ 88,822

See accompanying notes

Deson & Co.

Statement of Operations

Years ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions and fees	$ 152,000	$ 102,000
Reimbursed expenses	68,293	33,831
Total revenues	220,293	135,831
Expenses		
Regulatory fees and taxes	1,897	2,014
Vehicle and travel expenses	82,922	19,152
Professional fees	15,170	63,329
Data services, communications and other charges	3,597	3,199
Compensation	83,200	-
Rent, office and other expenses	60,400	31,927
Total expenses	247,186	119,621
Net income (loss)	$ (26,893)	$ 16,210

See accompanying notes

Deson & Co.
Statement of Stockholder's Equity
Years ended December 31, 2009 and 2008

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2007	$ 2,500	$ 72,156	$ 74,656
Net income	-	16,210	16,210
Stockholder contributions	-	3,239	3,239
Distributions to stockholder	-	(15,407)	(15,407)
Balances, December 31, 2008	2,500	76,198	78,698
Net loss	-	(26,893)	(26,893)
Balances, December 31, 2009	$ 2,500	$ 49,305	$ 51,805

See accompanying notes

Deson & Co.
Statement of Cash Flows
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ (26,893)	$ 16,210
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Increase in accounts receivable	2,390	(2,390)
Decrease in prepaid expenses	-	-
Increase (decrease) in accounts payable	(1,022)	7,624
Net cash provided (used) by operating activities	(25,525)	21,444
Cash flows from financing activities		
Repay loan from stockholder	-	-
Contributions from stockholder	-	3,239
Distributions to stockholder	-	(15,407)
Net cash used by financing activities	-	(12,168)
Net increase (decrease) in cash and cash equivalents	(25,525)	9,276
Cash and cash equivalents, beginning of year	86,357	77,081
Cash and cash equivalents, end of year	$ 60,832	$ 86,357

See accompanying notes

Deson & Co.
Notes to Financial Statements
December 31, 2009

Note 1 - Description of operations and significant accounting policies

Deson & CO (the Company) was incorporated in New York on January 11, 1999. In 2004 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is currently a member of the Financial Industry Regulation Authority ("FINRA").

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all temporary investments to be cash or cash equivalents. The Company maintains its cash balances in a large financial institution located in New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Estimated Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values; as such financial instruments are short-term in nature or bear interest at current market rates.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectability. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance.

Deson & Co.
Notes to Financial Statements
December 31, 2009

Note 1 - Description of operations and significant accounting policies (continued)

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the accelerated methods, including bonus first year amounts, over an estimated useful life of five years. The Company generally capitalizes additions of $1,000 or more.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder includes his respective share of the Company's taxable income in his individual income tax return.

In July, 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income taxes* ("FIN 48"). FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes.* Under FIN 48, an entity would recognize the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how an entity would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when an entity should record interest and penalties related to tax positions and how the interest and penalties may be classified within the statement of operations and presented on the balance sheet. FIN 48 is effective for fiscal years beginning after December 15, 2008. Differences between the amounts recognized in the statement of operations prior to and after the adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of net assets. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein. Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions are subject to adjustments herein under FIN 48.

Deson & Co.
Notes to Financial Statements
December 31, 2009

Note 1 - Description of operations and significant accounting policies (continued)

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements
In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. SFAS 165 was effective for fiscal periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company's disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168), a replacement of FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The codification is not intended to change GAAP and will have no impact on the Agency's financial statements. However, since the Codification completely supersedes existing accounting standards, it will affect the way authoritative accounting pronouncements are referenced in future financial statements.

Deson & Co.
Notes to Financial Statements
December 31, 2009

Note 2 - Transactions with affiliated companies

The Company utilizes services and business facilities in common with other companies owned or managed by the stockholder. The Company pays for its estimated share of common costs.

Note 3 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

At December 31, 2009, the Company had net capital, as defined under the Rule, of $51,730, which exceeded the minimum requirement of $5,000 by $46,730. The Company's aggregate indebtedness, as defined under the Rule, was $9,102.

Note 4 - Subsequent events

In accordance with SFAS No. 165, Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through January 8, 2010, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Deson & Co.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2009

Balance, December 31, 2008	$ -
Increases (decreases)	-
Balance, December 31, 2009	$ -

Deson & Co.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Net Capital	
Total stockholder's equity	$ 51,805
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Accounts receivable	-
Prepaid expenses	(75)
Furniture and equipment	-
Net capital	$ 51,730
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 9,102
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ 607
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 46,730
Percentage of aggregate indebtedness to net capital	19.48.%

Deson & Co.
Reconciliation Pursuant to Rule 17a-5(d) (4) of the Securities Exchange Act of 1934
December 31, 2009

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2009

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Deson & Co.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Deson & Co.

In planning and performing our audit of the financial statements of Deson & Co. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2009, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 11, 2010